Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.

Report of Voting Results

(In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the annual and special meeting of holders of common shares (“Shares”) of Progressive Waste Solutions Ltd. (the “Company”) held on May 26, 2916. Full details of these matters are set out in the Notice of Meeting and Management Information Circular dated April 12, 2016 (the “Circular”), copies of which are available on the Company’s profile at www.sedar.com.

Item Voted Upon		Voting Results

1.	Transaction Resolution

Ordinary resolution of holders of Shares authorizing and approving the Merger Agreement (as defined in the Circular) and the transactions contemplated by the Merger Agreement, including (i) the proposed business combination involving the Company and Waste Connections, Inc., (ii) the issuance by the Company of such number of Shares as is necessary to complete the Merger (as defined in the Circular), and (iii) the assumption by the Company of certain outstanding stock-based awards of Waste Connections, Inc.

By a vote conducted by ballot, the Transaction Resolution were passed. Votes FOR: 99.47% of the Shares represented Votes AGAINST: 0.53% of the Shares represented

2.	Consolidation Resolution

Conditional upon the approval of the Transaction Resolution, approval of a special resolution of holders of Shares approving a consolidation of the issued and outstanding Shares on the basis of one (1) Share on a post-consolidation basis for every 2.076843 Shares outstanding on a pre-consolidation basis, subject to, and immediately following, the completion of the Merger.

By a vote conducted by ballot, the Consolidation Resolution was passed. Votes FOR: 99.47% of the Shares represented Votes AGAINST: 0.53% of the Shares represented

3.	Incentive Plan Resolution

Conditional upon the approval of the Transaction Resolution, approval of an ordinary resolution of holders of Shares au		By a vote conducted by ballot, the Incentive Plan Resolution was passed. Votes FOR: 97.18% of the Shares represented Votes AGAINST: 2.82% of the Shares represented

4.	Appointment of Auditors

Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company until the next annual meeting of the Company or until their successor is appointed and authorizing the directors to fix the remuneration of the auditors.

By a vote of show of hands, Deloitte LLP was appointed as auditors of the Company until the next annual meeting of the Company or until their successor is appointed and authorizing the directors to fix the remuneration of the auditors.

Item Voted Upon		Voting Results

5.	Election of Directors of the Company

By a vote of show of hands, the nominees proposed by management of the Company were elected. The Company received proxies with regard to voting on the seven (7) directors nominated for election as set forth in the table below:

		Votes FOR	(%)	Votes WITHHELD	(%)
	John T. Dillon	84,346,569	99.05%	807,206	0.95%
	James J. Forese	84,214,665	98.90%	939,110	1.10%
	Larry S. Hughes	84,357,041	99.06%	796,734	0.94%
	Jeffrey L. Keefer	84,361,792	99.07%	791,983	0.93%
	Douglas W. Knight	84,361,568	99.07%	792,207	0.93%
	Susan Lee	84,367,253	99.08%	786,522	0.92%
	Daniel R. Milliard	83,368,828	97.90%	1,784,947	2.10%